BAKHU HOLDINGS, CORP.

M E M O R A N D U M

TO:Kibum Park

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:Evripides Drakos, President

Bakhu Holdingsm Corp.

DATE:January 30, 2023

RE:Bakhu Holdings, Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed: December 22, 2022

File No. 333-268581

We submit the following in response to your comments by letter of December 30, 2022.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

General

1.Please revise to update your financial statements, and accompanying Management's Discussion and Analysis and auditor's consent, to reflect the most recent quarter for which you have recently filed a quarterly report on Form 10-Q.

Response: We have revised the Registration Statement on Form S-1 to (i) included the financial statements from the most recent filed quarterly report on Form 10-Q for the quarter ended October 31, 2022, (ii) update the accompanying Management's Discussion and Analysis and (iii) include a currently dated auditor's consent.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

Bakhu Holdings, Corp.

/s/ Evripides Drakos
By:	Evripides Drakos
Title:	President and Chief Executive Officer,